UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39587

23ANDME HOLDING CO.

(Exact name of registrant as specified in its charter)

223 N. Mathilda Avenue

Sunnyvale, California 94086

(650) 938-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants, each whole warrant exercisable to purchase one share of

Class A Common Stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.0001 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Explanatory Note: On December 22, 2021, 23andMe Holding Co. (the “Company”) completed its redemption (the “Redemption”) of all of its outstanding public warrants (the “Warrants”) to purchase shares of Class A common stock, $0.0001 par value per share, of the Company (“Class A Common Stock”) that were issued under the Warrant Agreement, dated October 1, 2020, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent. In connection with the Redemption and following the completion thereof, on December 22, 2021, the Warrants were delisted from The Nasdaq Global Select Market. The Company’s Class A Common Stock continues to trade on The Nasdaq Global Select Market under the ticker symbol, “ME.”

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, 23andMe Holding Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

23ANDME HOLDING CO.

Date: January 4, 2022	By:	/s/ Steven Schoch
	Name:	Steven Schoch
	Title:	Chief Financial and Accounting Officer